FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month January, 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Unaudited Financial results for the quarter ended December 31, 2022
3.	Limited review reports
4.	Press Release

OTHER NEWS

Sub: Outcome of Board Meeting held on January 21, 2023

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

In terms of Regulations 30, 33, 52(4) and other applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we enclose herewith the following:

1.	Copy of the unaudited financial results (standalone and consolidated) for the quarter and nine months ended December 31, 2022 which have been approved by the Board of Directors of the Bank at its Meeting held today.

2.	Copy of limited review reports submitted by the statutory auditors of the Bank.

A copy of the press release being issued in this connection is also attached.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.

Phone: 022-26538900, Fax: 022-26531228, Email: companysecretary@icicibank.com

Website: www.icicibank.com

STANDALONE FINANCIAL RESULTS

(₹ in crore)
Sr. no.	Particulars			Three months ended			Nine months ended		Year ended
				December 31, 2022 (Q3-2023)	September 30, 2022 (Q2-2023)	December 31, 2021 (Q3-2022)	December 31, 2022 (9M-2023)	December 31, 2021 (9M-2022)	March 31, 2022 (FY2022)
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			28,505.63	26,033.04	22,082.60	78,210.21	63,699.65	86,374.55
	a)	Interest/discount on advances/bills		22,180.28	19,928.87	16,234.21	59,743.47	46,956.88	63,833.56
	b)	Income on investments		5,343.57	5,123.36	4,050.30	15,048.71	12,189.88	16,409.27
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		470.08	348.30	547.58	1,299.76	947.85	1,560.83
	d)	Others		511.70	632.51	1,250.51	2,118.27	3,605.04	4,570.89
2.	Other income			5,023.63	5,054.87	4,987.07	14,743.70	13,780.11	18,517.53
3.	TOTAL INCOME (1)+(2)			33,529.26	31,087.91	27,069.67	92,953.91	77,479.76	104,892.08
4.	Interest expended			12,040.65	11,246.23	9,846.56	33,748.40	28,838.11	38,908.45
5.	Operating expenses (e)+(f)			8,217.39	8,161.36	7,074.86	23,945.08	19,684.28	26,733.32
	e)	Employee cost		2,921.18	2,888.53	2,484.84	8,658.92	7,243.82	9,672.75
	f)	Other operating expenses		5,296.21	5,272.83	4,590.02	15,286.16	12,440.46	17,060.57
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			20,258.04	19,407.59	16,921.42	57,693.48	48,522.39	65,641.77
7.	OPERATING PROFIT (3)–(6)			13,271.22	11,680.32	10,148.25	35,260.43	28,957.37	39,250.31
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 3 & 4)			2,257.44	1,644.52	2,007.30	5,045.78	7,572.47	8,641.42
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			11,013.78	10,035.80	8,140.95	30,214.65	21,384.90	30,608.89
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			11,013.78	10,035.80	8,140.95	30,214.65	21,384.90	30,608.89
12.	Tax expense (g)+(h)			2,701.93	2,477.96	1,947.14	7,440.02	5,064.12	7,269.40
	g)	Current period tax		2,601.91	2,605.14	1,647.63	7,446.26	4,527.28	6,297.68
	h)	Deferred tax		100.02	(127.18)	299.51	(6.24)	536.84	971.72
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			8,311.85	7,557.84	6,193.81	22,774.63	16,320.78	23,339.49
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			8,311.85	7,557.84	6,193.81	22,774.63	16,320.78	23,339.49
16.	Paid-up equity share capital (face value ₹ 2 each)			1,395.62	1,393.79	1,388.88	1,395.62	1,388.88	1,389.97
17.	Reserves excluding revaluation reserves			186,042.33	177,407.93	158,389.81	186,042.33	158,389.81	165,659.93
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.20%	0.20%	0.19%	0.20%	0.19%	0.19%
	ii)	Capital adequacy ratio (Basel III)		16.26%	16.93%	17.91%	16.26%	17.91%	19.16%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	11.92	10.86	8.93	32.71	23.55	33.66
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	11.68	10.64	8.74	32.07	23.08	32.98
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		32,528.24	32,570.86	37,052.74	32,528.24	37,052.74	33,919.52
	ii)	Net non-performing customer assets		5,651.22	6,099.29	7,343.88	5,651.22	7,343.88	6,960.89
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		3.07%	3.19%	4.13%	3.07%	4.13%	3.60%
	iv)	% of net non-performing customer assets to net customer assets		0.55%	0.61%	0.85%	0.55%	0.85%	0.76%
20.	Return on assets (annualised)			2.20%	2.06%	1.90%	2.08%	1.74%	1.84%
21.	Net worth[2]			179,246.33	170,442.17	151,044.26	179,246.33	151,044.26	158,769.75
22.	Outstanding redeemable preference shares			..	..	..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00	350.00	350.00
24.	Debt-equity ratio[3]			0.38	0.40	0.39	0.38	0.39	0.44
25.	Total debts to total assets[4]			8.58%	8.73%	8.09%	8.58%	8.09%	7.60%
1.	At December 31, 2022, the percentage of gross non-performing advances (net of write-off) to gross advances was 3.13% (September 30, 2022: 3.26%, March 31, 2022: 3.76%, December 31, 2021: 4.32%) and net non-performing advances to net advances was 0.58% (September 30, 2022: 0.65%, March 31, 2022: 0.81%, December 31, 2021: 0.90%).
2.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015.
3.	Debt represents borrowings with residual maturity of more than one year.
4.	Total debt represents total borrowings of the Bank.

 SUMMARISED STANDALONE BALANCE SHEET

(₹ in crore)

Particulars	At
	December 31, 2022	September 30, 2022	March 31, 2022	December 31, 2021
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,395.62	1,393.79	1,389.97	1,388.88
Employees stock options outstanding	635.49	510.09	266.41	196.57
Reserves and surplus	189,237.43	180,603.03	168,855.59	161,482.68
Deposits	1,122,049.48	1,090,007.96	1,064,571.61	1,017,466.71
Borrowings (includes subordinated debt)	130,550.00	129,933.91	107,231.36	109,585.42
Other liabilities and provisions	77,880.09	86,225.46	68,982.80	64,075.37
Total Capital and Liabilities	1,521,748.11	1,488,674.24	1,411,297.74	1,354,195.63

Assets
Cash and balances with Reserve Bank of India	62,281.19	67,095.05	109,522.82	141,580.55
Balances with banks and money at call and short notice	60,189.63	57,817.87	58,299.54	39,328.77
Investments	337,050.56	333,030.82	310,241.00	284,823.43
Advances	974,047.50	938,562.78	859,020.44	813,991.62
Fixed assets	9,574.52	9,509.67	9,373.82	9,155.60
Other assets	78,604.71	82,658.05	64,840.12	65,315.66
Total Assets	1,521,748.11	1,488,674.24	1,411,297.74	1,354,195.63

CONSOLIDATED FINANCIAL RESULTS

(₹ in crore)

Sr. no.	Particulars		Three months ended			Nine months ended		Year ended
			December 31, 2022 (Q3-2023)	September 30, 2022 (Q2-2023)	December 31, 2021 (Q3-2022)	December 31, 2022 (9M-2023)	December 31, 2021 (9M-2022)	March 31, 2022 (FY2022)
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		31,618.81	28,850.49	24,314.25	86,627.90	70,407.41	95,406.87
	a)	Interest/discount on advances/bills	23,259.99	20,861.83	17,019.99	62,575.56	49,205.91	66,886.54
	b)	Income on investments	7,136.29	6,814.58	5,384.90	20,077.16	16,367.09	21,990.64
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	595.39	440.19	616.17	1,598.32	1,135.18	1,819.60
	d)	Others	627.14	733.89	1,293.19	2,376.86	3,699.23	4,710.09
2.	Other income		16,240.69	16,327.73	15,551.55	45,628.15	44,294.85	62,129.45
3.	TOTAL INCOME (1)+(2)		47,859.50	45,178.22	39,865.80	132,256.05	114,702.26	157,536.32
4.	Interest expended		12,977.89	11,996.97	10,372.37	36,063.92	30,532.74	41,166.67
5.	Operating expenses (e)+(f)		20,511.90	20,683.34	18,341.79	58,201.93	52,479.64	73,151.73
	e)	Employee cost	3,723.10	3,675.89	3,232.59	10,986.17	9,226.28	12,341.60
	f)	Other operating expenses	16,788.80	17,007.45	15,109.20	47,215.76	43,253.36	60,810.13
6.	TOTAL EXPENDITURE (4)+(5)		33,489.79	32,680.31	28,714.16	94,265.85	83,012.38	114,318.40
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		14,369.71	12,497.91	11,151.64	37,990.20	31,689.88	43,217.92
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 3 & 4)		2,434.12	1,652.97	2,128.54	5,217.88	7,873.38	8,976.65
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		11,935.59	10,844.94	9,023.10	32,772.32	23,816.50	34,241.27
10.	Exceptional items		..	..	..	..	..	..
11.	Add: Share of profit in associates		229.44	306.52	192.99	747.22	575.67	754.43
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		12,165.03	11,151.46	9,216.09	33,519.54	24,392.17	34,995.70
13.	Tax expense (g)+(h)		2,999.41	2,790.25	2,256.20	8,294.52	5,943.02	8,457.44
	g)	Current period tax	2,905.98	2,888.63	1,922.52	8,278.38	5,382.71	7,404.45
	h)	Deferred tax	93.43	(98.38)	333.68	16.14	560.31	1,052.99
14.	Less: Share of profit/(loss) of minority shareholders		373.20	354.22	423.34	1,041.08	1,057.99	1,428.16
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		8,792.42	8,006.99	6,536.55	24,183.94	17,391.16	25,110.10
16.	Extraordinary items (net of tax expense)		..	..	..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)-(16)		8,792.42	8,006.99	6,536.55	24,183.94	17,391.16	25,110.10
18.	Paid-up equity share capital (face value ₹ 2/- each)		1,395.62	1,393.79	1,388.88	1,395.62	1,388.88	1,389.97
19.	Reserves excluding revaluation reserves		199,333.21	190,007.24	170,403.44	199,333.21	170,403.44	177,167.61
20.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		12.61	11.50	9.42	34.74	25.10	36.21
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		12.35	11.25	9.21	34.01	24.56	35.44

 SUMMARISED CONSOLIDATED BALANCE SHEET

(₹ in crore)

Particulars	At
	December 31, 2022	September 30, 2022	March 31, 2022	December 31, 2021
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,395.62	1,393.79	1,389.97	1,388.88
Employees stock options outstanding	636.11	510.09	266.41	196.57
Reserves and surplus	202,561.15	193,235.18	180,396.11	173,528.00
Minority interest	6,573.21	6,328.99	5,980.89	5,801.53
Deposits	1,152,325.13	1,116,276.81	1,091,365.79	1,044,290.24
Borrowings (includes subordinated debt)	192,496.93	182,180.98	161,602.68	154,609.58
Liabilities on policies in force	239,975.30	232,811.31	228,827.20	226,445.59
Other liabilities and provisions	91,245.56	100,416.67	82,808.33	76,643.45
Total Capital and Liabilities	1,887,209.01	1,833,153.82	1,752,637.38	1,682,903.84

Assets
Cash and balances with Reserve Bank of India	62,323.30	67,145.79	109,630.71	141,677.25
Balances with banks and money at call and short notice	77,556.73	71,399.78	73,495.27	53,937.95
Investments	612,557.65	594,192.38	567,097.72	531,822.43
Advances	1,038,091.18	1,000,290.80	920,308.14	874,594.01
Fixed assets	10,858.87	10,787.57	10,605.41	10,381.79
Other assets	85,719.95	89,236.17	71,398.80	70,389.08
Goodwill on consolidation	101.33	101.33	101.33	101.33
Total Assets	1,887,209.01	1,833,153.82	1,752,637.38	1,682,903.84

CONSOLIDATED SEGMENTAL RESULTS

(₹ in crore)

Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2022 (Q3-2023)	September 30, 2022 (Q2-2023)	December 31, 2021 (Q3-2022)	December 31, 2022 (9M-2023)	December 31, 2021 (9M-2022)	March 31, 2022 (FY2022)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment Revenue
a	Retail Banking	26,325.77	25,322.22	21,662.91	75,036.00	62,356.13	84,639.22
b	Wholesale Banking	13,593.64	11,555.28	10,327.98	36,018.21	29,484.33	39,971.49
c	Treasury	22,147.29	20,022.25	17,090.39	60,527.61	49,877.39	67,321.09
d	Other Banking	1,273.30	1,186.06	765.09	3,084.90	2,126.85	2,778.41
e	Life Insurance	11,923.16	12,054.15	11,157.92	32,975.10	32,000.06	45,340.24
f	Others	2,526.81	2,446.68	2,141.48	7,027.49	6,510.50	8,733.25
	Total segment revenue	77,789.97	72,586.64	63,145.77	214,669.31	182,355.26	248,783.70
	Less: Inter segment revenue	29,930.47	27,408.42	23,279.97	82,413.26	67,653.00	91,247.38
	Income from operations	47,859.50	45,178.22	39,865.80	132,256.05	114,702.26	157,536.32
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	4,288.56	4,532.82	3,761.58	12,631.04	6,757.15	11,400.39
b	Wholesale Banking	3,876.69	3,717.12	1,990.64	11,282.19	5,775.47	9,052.93
c	Treasury	4,151.08	3,041.78	2,050.81	9,801.78	7,351.03	9,674.48
d	Other Banking	219.41	235.00	265.58	659.17	567.45	627.12
e	Life Insurance	224.92	199.48	310.63	580.09	569.47	790.56
f	Others	1,086.25	1,139.43	1,048.02	3,146.84	3,190.71	4,349.99
g	Unallocated expenses	(1,500.00)	(1,500.00)	..	(4,050.00)	1,050.00	25.00
	Total segment results	12,346.91	11,365.63	9,427.26	34,051.11	25,261.28	35,920.47
	Less: Inter segment adjustment	411.32	520.69	404.16	1,278.79	1,444.78	1,679.20
	Add: Share of profit in associates	229.44	306.52	192.99	747.22	575.67	754.43
	Profit before tax and minority interest	12,165.03	11,151.46	9,216.09	33,519.54	24,392.17	34,995.70
3.	Segment assets
a	Retail Banking	564,925.73	547,304.40	459,678.08	564,925.73	459,678.08	487,651.93
b	Wholesale Banking	407,505.95	391,612.01	362,965.28	407,505.95	362,965.28	379,091.80
c	Treasury	515,090.22	516,823.60	511,884.47	515,090.22	511,884.47	521,896.09
d	Other Banking	83,428.58	77,931.47	66,070.09	83,428.58	66,070.09	68,286.69
e	Life Insurance	255,466.24	247,827.69	241,108.93	255,466.24	241,108.93	244,006.42
f	Others	60,930.70	52,124.46	41,015.10	60,930.70	41,015.10	51,653.48
g	Unallocated	10,661.65	10,294.09	11,207.00	10,661.65	11,207.00	10,572.66
	Total	1,898,009.07	1,843,917.72	1,693,928.95	1,898,009.07	1,693,928.95	1,763,159.07
	Less: Inter segment adjustment	10,800.06	10,763.90	11,025.11	10,800.06	11,025.11	10,521.69
	Total segment assets	1,887,209.01	1,833,153.82	1,682,903.84	1,887,209.01	1,682,903.84	1,752,637.38
4.	Segment liabilities
a	Retail Banking	851,158.87	830,053.25	754,170.26	851,158.87	754,170.26	791,894.25
b	Wholesale Banking	327,091.38	321,677.03	309,777.81	327,091.38	309,777.81	321,390.70
c	Treasury	153,461.88	156,709.28	134,624.96	153,461.88	134,624.96	133,045.58
d	Other Banking	52,081.33	48,111.03	48,710.17	52,081.33	48,710.17	49,428.36
e	Life Insurance	245,592.15	238,362.01	232,222.12	245,592.15	232,222.12	234,991.26
f	Others	52,530.58	43,866.06	34,099.72	52,530.58	34,099.72	44,120.97
g	Unallocated	11,500.00	10,000.00	5,210.46	11,500.00	5,210.46	6,235.46
	Total	1,693,416.19	1,648,778.66	1,518,815.50	1,693,416.19	1,518,815.50	1,581,106.58
	Less: Inter segment adjustment	10,800.06	10,763.90	11,025.11	10,800.06	11,025.11	10,521.69
	Total segment liabilities	1,682,616.13	1,638,014.76	1,507,790.39	1,682,616.13	1,507,790.39	1,570,584.89
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(286,233.14)	(282,748.85)	(294,492.18)	(286,233.14)	(294,492.18)	(304,242.32)
b	Wholesale Banking	80,414.57	69,934.98	53,187.47	80,414.57	53,187.47	57,701.10
c	Treasury	361,628.34	360,114.32	377,259.51	361,628.34	377,259.51	388,850.51
d	Other Banking	31,347.25	29,820.44	17,359.92	31,347.25	17,359.92	18,858.33
e	Life Insurance	9,874.09	9,465.68	8,886.81	9,874.09	8,886.81	9,015.16
f	Others	8,400.12	8,258.40	6,915.38	8,400.12	6,915.38	7,532.51
g	Unallocated	(838.35)	294.09	5,996.54	(838.35)	5,996.54	4,337.20
	Total capital employed	204,592.88	195,139.06	175,113.45	204,592.88	175,113.45	182,052.49

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) guidelines on 'Segmental Reporting' and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
RBI through its circular dated April 7, 2022 on establishment of Digital Banking Units (DBUs), has prescribed reporting of Digital Banking segment as a sub-segment of Retail Banking segment. During Q3-2023, four DBUs were opened by the Bank. The reporting of Digital Banking segment will be implemented by the Bank as per the guidance on the issues raised and clarification sought by the Bank from the Indian Banks’ Association (IBA) in this regard.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
8.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Notes:

1.	The above standalone and consolidated financial results have been approved by the Board of Directors at its meeting held on January 21, 2023. The joint statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial results for Q3-2023 and 9M-2023.
2.	The financial results have been prepared in accordance with the recognition and measurement principles given in Accounting Standard (AS) 25 on 'Interim Financial Reporting' as prescribed under the Companies Act, 2013.
3.	In Q3-2023, the Bank has changed its provisioning norms on non-performing assets to make it more conservative. The aforementioned change resulted in higher provisions amounting to ₹ 1,195.64 crore in Q3-2023.
4.	During Q3-2023, the Bank has made an additional contingency provision of ₹ 1,500.00 crore (9M-2023: ₹ 4,050.00 crore) on a prudent basis. Accordingly, the Bank holds contingency provision of ₹ 11,500.00 crore at December 31, 2022.
5.	During Q3-2023, the Bank has allotted 9,147,539 equity shares of ₹ 2 each pursuant to exercise of employee stock options.
6.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio and details of loans transferred/acquired under the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 is available at https://www.icicibank.com/regulatory-disclosure.page.
7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The above standalone and consolidated financial results have been reviewed/audited by the joint statutory auditors, M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants.
9.	₹ 1 crore = ₹ 10.0 million.

For and on behalf of the Board of Directors

Sandeep Batra
Mumbai	Executive Director
January 21, 2023	DIN-03620913

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditors’ Review Report on unaudited standalone financial results for the quarter and nine months ended 31 December 2022 of ICICI Bank Limited pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To The Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of ICICI Bank Limited (‘the Bank’) for the quarter and nine months ended 31 December 2022 (‘the Statement’), being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘the Listing Regulations’) except for the disclosures relating to Pillar 3 disclosure as at 31 December 2022, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 06 to the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Bank's Management and has been approved by the Bank’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in the Accounting Standard 25, Interim Financial Reporting (‘AS 25’), prescribed under section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, the relevant provisions of the Banking Regulations Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time (‘the RBI Guidelines’) and other accounting principles generally accepted in India, and in compliance with the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (‘SRE’) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of the Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid out in AS 25 prescribed under Section 133 of the Companies Act, 2013, read with relevant rules thereunder, the RBI guidelines and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of Income recognition, asset classification, provisioning and other related matters, except for the disclosures relating to Pillar 3 disclosure as at 31 December 2022, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 06 to the Statement and have not been reviewed by us.

For M S K A & Associates	For KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No. 105047W	ICAI Firm Registration No. 105146W/W100621

Tushar Kurani	Gautam Shah
Partner	Partner
ICAI Membership No.: 118580	ICAI Membership No.: 117348
UDIN: 23118580BGXROH9259	UDIN: 23117348BGSZGO6246

Place: Mumbai	Place: Mumbai
Date: 21 January 2023	Date: 21 January 2023

2

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditors’ Review Report on unaudited consolidated financial results for the quarter and nine months ended 31 December 2022 of ICICI Bank Limited pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To The Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of unaudited consolidated financial results of ICICI Bank Limited (‘the Parent’ or ‘the Bank’), its subsidiaries (the Parent and its subsidiaries together referred to as ‘the Group’) and its share of the net profit / (loss) after tax of its associates for the quarter and nine months ended 31 December 2022 (‘the Statement’), being submitted by the Parent pursuant to the requirements of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘the Listing Regulations’), except for the disclosures relating to consolidated Pillar 3 disclosure as at 31 December 2022, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 06 of the Statement and have not been reviewed by us.

2.	The Statement, which is the responsibility of the Parent's Management and has been approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in the Accounting Standard 25, Interim Financial Reporting (‘AS 25’), prescribed under section 133 of the Companies Act, 2013, read with relevant rules thereunder, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time (‘the RBI Guidelines’) and other accounting principles generally accepted in India, and in compliance with the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (‘SRE’) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, as amended, to the extent applicable.

4.	The Statement includes the results of the entities referred in Annexure 1.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above and upon consideration of the review/audit reports of other auditors, referred to in paragraph 8 & 9 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with relevant rules thereunder, the RBI guidelines, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of the Listing Regulations including the manner in which it is to be disclosed, or that it contains any material misstatement except for the disclosures relating to consolidated Pillar 3 disclosure as at 31 December 2022, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank’s website and in respect of which a link has been provided in Note 06 to the Statement and have not been reviewed by us.

6.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited (“ICICI Life”), vide their audit report dated 17 January 2023 have expressed an unmodified opinion and have reported in the 'Other Matter' section that 'The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 December 2022 is the responsibility of the Company's Panel Actuary (the “Appointed Actuary”). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 December 2022 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (‘IRDAI') and the Institute of Actuaries of India in concurrence with the Authority. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect or which premium has been discontinued but liability exists, as contained in the condensed standalone interim financial statements of the Company’. Our conclusion on the Statement is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI Life.

7.	The joint statutory auditors of ICICI Lombard General Insurance Company Limited (‘ICICI General’), vide their audit report dated 17 January 2023, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR'), Incurred But Not Enough Reported ('IBNER') and the Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 December 2022 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the financial results of the Company’. Our conclusion on the Statement is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI General.

8.	We did not review/audit the interim financial statements / financial results of eight subsidiaries, included in the Statement, whose interim financial statements / financial results reflects total assets of Rs.371,444.91 crore (before consolidation adjustments) as at 31 December 2022 and total revenues of Rs.14,956.01 crore and Rs.41,326.93 crore (before consolidation adjustments) and total net profit after tax of Rs.1,135.96 crore and Rs.3,202.97 crore (before consolidation adjustments) for the quarter and nine months ended 31 December 2022, respectively as considered in the Statement. These interim financial statements/ financial results have been reviewed/audited by other auditors whose review/ audit reports have been furnished to us by the management, and our conclusion on the Statement in so far as it relates to the amounts and disclosures included in

2

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

respect of these subsidiaries is based solely on the review reports of such other auditors, and the procedures performed by us as stated in paragraph 3 above. Further, of these subsidiaries, three subsidiaries are located outside India whose interim financial statements/information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed/audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our review report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the reports of other auditors. According to the information and explanations given to us by the management, the interim financial statements/information of these three subsidiaries are not material to the Group. Our conclusion on the statement is not modified in respect of the above matter.

9.	The Statement also includes the Group's share of net profit after tax of Rs.169.28 crore and Rs.620.46 crore for the quarter and nine months ended 31 December 2022, respectively, as considered in the Statement, in respect of an associate, whose interim financial information/financial result have not been reviewed by us. This interim financial statements / information have been audited/reviewed by other auditors whose reports have been furnished to us by the Management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of this associate, is based solely on the reports of the other auditors and the procedures performed by us as stated in paragraph 3 above. Our conclusion on the Statement is not modified in respect of the above matter.

10.	The Statement includes the interim financial statements / information of eight subsidiaries which have not been reviewed/audited by their auditors, whose interim financial statements / financial results reflect total assets of Rs.452.11 crore (before consolidation adjustments) as at 31 December 2022, total revenues of Rs.87.69 crore and Rs.103.94 crore (before consolidation adjustments) and total net profit after tax of Rs.5.22 crore and Rs.5.26 crore (before consolidation adjustments) for the quarter and nine months ended 31 December 2022 respectively as considered in the Statement. The Statement also includes the Group's share of net profit after tax of Rs.60.16 crore and Rs.126.76 crore for the quarter and nine months ended 31 December 2022 respectively, as considered in the Statement, in respect of seven associates based on their interim financial statements / financial results which have not been reviewed/audited by their auditors. According to the information and explanations given to us by the Management, these interim financial statements / financial results are not material to the Group. Our conclusion on the Statement is not modified in respect of the above matter.

For M S K A & Associates	For KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No. 105047W	ICAI Firm Registration No. 105146W/W100621

Tushar Kurani	Gautam Shah
Partner	Partner
ICAI Membership No.: 118580	ICAI Membership No.: 117348
UDIN: 23118580BGXROI1695	UDIN: 23117348BGSZGP2659

Place: Mumbai	Place: Mumbai
Date: 21 January 2023	Date: 21 January 2023

3

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

Annexure 1

List of entities included in the Statement.

Parent Bank

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank Canada

3.	ICICI Bank UK PLC

4.	ICICI International Limited

5.	ICICI Prudential Life Insurance Company Limited

6.	ICICI Prudential Pension Funds Management Company Limited

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Home Finance Company Limited

9.	ICICI Investment Management Company Limited

10.	ICICI Securities Limited

11.	ICICI Securities Holdings Inc.

12.	ICICI Securities Inc.

13.	ICICI Venture Funds Management Company Limited

14.	ICICI Trusteeship Services Limited

15.	ICICI Prudential Asset Management Company Limited

16.	ICICI Prudential Trust Limited

17.	ICICI Strategic Investments Limited

Associates

18.	ICICI Lombard General Insurance Company Limited

19.	I-Process Services (India) Private Limited

20.	NIIT Institute of Finance Banking and Insurance Trading Limited

21.	ICICI Merchant Services Private Limited

22.	Arteria Technologies Private Limited

23.	India Infradebt Limited

24.	India Advantage Fund III

25.	India Advantage Fund IV

4

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

News Release	January 21, 2023

Performance Review: Quarter ended December 31, 2022

•	Core operating profit (profit before provisions and tax, excluding treasury income) grew by 31.6% year-on-year to ₹ 13,235 crore (US$ 1.6 billion) in the quarter ended December 31, 2022 (Q3-2023)

•	Profit after tax grew by 34.2% year-on-year to ₹ 8,312 crore (US$ 1.0 billion) in Q3-2023

•	Total period-end deposits grew by 10.3% year-on-year to ₹ 11,22,049 crore (US$ 135.6 billion) at December 31, 2022

•	Average current account and savings account (CASA) ratio was 44.6% in Q3-2023

•	Overall loan portfolio grew by 19.7% year-on-year

•	Domestic loan portfolio grew by 21.4% year-on-year

•	Net NPA ratio declined to 0.55% at December 31, 2022 from 0.61% at September 30, 2022

•	Provisioning coverage ratio on non-performing assets was 82.0% at December 31, 2022

•	Including profits for the nine months ended December 31, 2022 (9M-2023), total capital adequacy ratio was 18.33% and Tier-1 capital adequacy ratio was 17.58%, on a standalone basis, at December 31, 2022

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended December 31, 2022 (Q3-2023). The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended December 31, 2022.

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

Profit & loss account

•	The core operating profit (profit before provisions and tax, excluding treasury income) increased by 31.6% year-on-year to ₹ 13,235 crore (US$ 1.6 billion) in Q3-2023 from ₹ 10,060 crore (US$ 1.2 billion) in the quarter ended December 31, 2021 (Q3-2022)

•	Net interest income (NII) increased by 34.6% year-on-year to ₹ 16,465 crore (US$ 2.0 billion) in Q3-2023 from ₹ 12,236 crore (US$ 1.5 billion) in Q3-2022

•	The net interest margin was 4.65% in Q3-2023 compared to 3.96% in Q3-2022 and 4.31% in the quarter ended September 30, 2022 (Q2-2023). The net interest margin was 4.33% in 9M-2023

•	Non-interest income, excluding treasury income, increased by 1.8% year-on-year to ₹ 4,987 crore (US$ 603 million) in Q3-2023 from ₹ 4,899 crore (US$ 592 million) in Q3-2022

•	Fee income grew by 3.7% year-on-year to ₹ 4,448 crore (US$ 538 million) in Q3-2023 from ₹ 4,291 crore (US$ 519 million) in Q3-2022. Fees from retail, rural, business banking and SME customers constituted about 78% of total fees in Q3-2023

•	There was a treasury gain of ₹ 36 crore (US$ 4 million) in Q3-2023 compared to ₹ 88 crore (US$ 11 million) in Q3-2022

•	Provisions (excluding provision for tax) increased by 12.5% year-on-year to ₹ 2,257 crore (US$ 273 million) in Q3-2023 from ₹ 2,007 crore (US$ 243 million) in Q3-2022. During the quarter, the Bank has changed its provisioning norms on non-performing assets to make them more conservative. This change resulted in higher provisions amounting to ₹ 1,196 crore in Q3-2023. Provisions for Q3-2023 also include contingency provision of ₹ 1,500 crore (US$ 181 million) made on a prudent basis.

•	The profit before tax grew by 35.3% year-on-year to ₹ 11,014 crore (US$ 1.3 billion) in Q3-2023 from ₹ 8,141 crore (US$ 984 million) in Q3-2022

•	On a standalone basis, the profit after tax grew by 34.2% year-on-year to ₹ 8,312 crore (US$ 1.0 billion) in Q3-2023 from ₹ 6,194 crore (US$ 749 million) in Q3-2022

•	On a standalone basis, the profit after tax grew by 39.5% year-on-year to ₹ 22,775 crore (US$ 2.8 billion) in 9M-2023 from ₹ 16,321 crore (US$ 2.0 billion) in 9M-2022

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

Growth in digital and payments platforms

There have been around 86 lakh activations from non-ICICI Bank account holders on our mobile banking app, iMobile Pay as of end-December 2022. The value of transactions by non-ICICI Bank account holders on iMobile Pay during Q3-2023 was 2.3 times the value of transactions in Q3-2022.

The business banking and SME franchise continues to grow on the back of digital offerings and platforms like InstaBIZ along with the Bank’s extensive branch network. The value of financial transactions on InstaBIZ grew by about 29.2% year-on-year in Q3-2023. There have been about 215,000 registrations from non-ICICI Bank account holders on InstaBIZ till December 31, 2022.

The value of the Bank’s merchant acquiring transactions through UPI grew by 10.6% sequentially and 78.0% year-on-year in Q3-2023. The Bank had a market share of 30.6% by value in electronic toll collections through FASTag in Q3-2023, with a 22.2% year-on-year growth in collections.

The Bank has created more than 20 industry specific STACKs which provide bespoke and purpose-based digital solutions to corporate clients and their ecosystems. The Bank’s Trade Online and Trade Emerge platforms allow customers to perform most of their trade finance and foreign exchange transactions digitally. About 71.2% of trade transactions were done digitally in Q3 of this year. The value of transactions done through these platforms increased by 59.3% year-on-year in Q3 of this year.

The Bank has launched a STACK for real estate sector to offer digital and phygital banking solutions on one platform for builders, Real Estate Investment Trusts (REITs) and Alternate Investment Funds (AIFs) covering the entire lifecycle from construction to leasing and selling the property as well as services for their customers, employees and vendors.

The Bank has also launched comprehensive digital solutions, value-added services and Trade APIs for exporters covering the entire export life cycle including discovery of export markets, export finance - Insta EPC, foreign exchange services and export incentives.

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

Credit growth

The retail loan portfolio grew by 23.4% year-on-year and 4.5% sequentially, and comprised 54.3% of the total loan portfolio at December 31, 2022. Including non-fund outstanding, the retail portfolio was 44.9% of the total portfolio at December 31, 2022. The business banking portfolio grew by 37.9% year-on-year and 5.2% sequentially at December 31, 2022. The SME business, comprising borrowers with a turnover of less than ₹ 250 crore (US$ 30 million), grew by 25.0% year-on-year and 8.3% sequentially at December 31, 2022. The domestic corporate portfolio grew by 18.2% year-on-year and 4.7% sequentially at December 31, 2022. The rural portfolio grew by 12.5% year-on-year and 3.8% sequentially at December 31, 2022. The domestic advances grew by 21.4% year-on-year and 4.2% sequentially at December 31, 2022. Total advances increased by 19.7% year-on-year and 3.8% sequentially to ₹ 974,047 crore (US$ 117.8 billion) at December 31, 2022.

Deposit growth

Total period-end deposits increased by 10.3% year-on-year to ₹ 11,22,049 crore (US$ 135.6 billion) at December 31, 2022. Period-end term deposits increased by 14.2% year-on-year to ₹ 6,13,208 crore (US$ 74.1 billion) at December 31, 2022. Average current account and savings account deposits increased by 10.4% year-on-year in Q3-2023.

The Bank opened about 300 branches in 9M-2023 and had a network of 5,718 branches and 13,186 ATMs at December 31, 2022.

Asset quality

The gross NPA ratio declined to 3.07% at December 31, 2022 from 3.19% at September 30, 2022 and 4.13% at December 31, 2021. The net NPA ratio declined to 0.55% at December 31, 2022 from 0.61% at September 30, 2022 and 0.85% at December 31, 2021. During Q3-2023, there were net additions of ₹ 1,119 crore (US$ 135 million) to gross NPAs compared to ₹ 605 crore (US$ 73 million) in Q2-2023. The gross NPA additions were ₹ 5,723 crore (US$ 692 million) in Q3-2023 compared to ₹ 4,366 crore (US$ 528 million) in Q2-2023. Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 4,604 crore (US$ 557 million) in Q3-2023 compared to ₹ 3,761 crore (US$ 455 million) in Q2-2023. The gross NPAs written-off in Q3-2023 were ₹ 1,162 crore (US$ 140 million). The provisioning coverage ratio on NPAs was 82.0% at December 31, 2022.

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines declined to ₹ 4,987 crore (US$ 603 million) or 0.5% of total advances at December 31, 2022 from ₹ 6,713 crore (US$ 811 million) at September 30, 2022. The Bank holds provisions amounting to ₹ 1,529 crore (US$ 185 million) against these borrowers under resolution, as of December 31, 2022.

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

In addition, the Bank held contingency provisions of ₹ 11,500 crore (US$ 1.4 billion) at December 31, 2022. The loan and non-fund based outstanding to performing borrowers rated BB and below reduced to ₹ 5,581 crore (US$ 675 million) at December 31, 2022 from ₹ 7,638 crore (US$ 923 million) at September 30, 2022.

Capital adequacy

Including profits for the nine months ended (9M-2023), the Bank’s total capital adequacy ratio at December 31, 2022 was 18.33% and Tier-1 capital adequacy was 17.58% compared to the minimum regulatory requirements of 11.70% and 9.70% respectively.

Consolidated results

The consolidated profit after tax increased by 34.5% year-on-year to ₹ 8,792 crore (US$ 1.1 billion) in Q3-2023 from ₹ 6,536 crore (US$ 790 million) in Q3-2022.

Consolidated assets grew by 12.1% year-on-year to ₹ 1,887,209 crore (US$ 228.1 billion) at December 31, 2022 from ₹ 1,682,904 crore (US$ 203.4 billion) at December 31, 2021.

Key subsidiaries and associates

Value of New Business (VNB) of ICICI Prudential Life Insurance (ICICI Life) increased by 23.2% year-on-year to ₹ 1,710 crore (US$ 207 million) in 9M-2023. The VNB margin increased from 28.0% in FY2022 to 32% in 9M-2023. The annualised premium equivalent increased by 4.2% year-on-year to ₹ 5,341 crore (US$ 646 million) in 9M-2023. The profit after tax was ₹ 221 crore (US$ 27 million) in Q3-2023 compared to ₹ 311 crore (US$ 38 million) in Q3-2022.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) grew by 20.6% year-on-year to ₹ 16,048 crore (US$ 1.9 billion) in 9M-2023 from ₹ 13,311 crore (US$ 1.6 billion) in 9M-2022. The combined ratio was 104.6% in 9M-2023 compared to 111.0% in 9M-2022. The profit after tax of ICICI General grew by 11.0% to ₹ 353 crore (US$ 43 million) in Q3-2023 from ₹318 crore (US$ 38 million) in Q3-2022.

The profit after tax of ICICI Prudential Asset Management Company, as per Ind AS, grew by 25.7% year-on-year to ₹ 420 crore (US$ 51 million) in Q3-2023 from ₹ 334 crore (US$ 40 million) in Q3-2022.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, was ₹ 281 crore (US$ 34 million) in Q3-2023 compared to ₹ 380 crore (US$ 46 million) in Q3-2022.

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

(₹ in crore)

	FY2022	Q3-2022	9M-2022	Q2-2023	Q3-2023	9M-2023
	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net interest income	47,466	12,236	34,862	14,787	16,465	44,462
Non-interest income	17,614	4,899	13,005	5,139	4,987	14,755
- Fee income	15,687	4,291	11,321	4,480	4,448	13,171
- Dividend income from subsidiaries/associates	1,829	603	1596	648	516	1511
- Other income	98	5	88	11	23	73
Less:
Operating expense	26,733	7,075	19,684	8,161	8,217	23,945
Core operating profit[1]	38,347	10,060	28,183	11,765	13,235	35,272
- Treasury income	903	88	774	(85)	36	(12)
Operating profit	39,250	10,148	28,957	11,680	13,271	35,260
Less:
Total net provision	8,641	2,007	7,572	1,644	2,257	5,045
- Impact of change in provisioning norms	1,127	-	1,127	-	1,196	1,196
- Contingency provisions[2]	(25)	-	(1,050)	1,500	1,500	4,050
- Other provisions	7,539	2,007	7,495	144	(439)	(201)
Profit before tax	30,609	8,141	21,385	10,036	11,014	30,215
Less:
Provision for taxes	7,270	1,947	5,064	2,478	2,702	7,440
Profit after tax	23,339	6,194	16,321	7,558	8,312	22,775
1.	Excluding treasury income

2.	The Bank has made an additional contingency provision of ₹ 1,050 crore (US$ 133 million) Q1-2023, ₹ 1,500 crore (US$ 184 million) in Q2-2023, and ₹ 1,500 crore (US$ 181 million) in Q3-2023 (9M-2023: ₹ 4,050 crore (US$ 490 million)) on a prudent basis. Accordingly, the Bank holds contingency provision of ₹ 11,500 crore (US$ 1.4 billion) at December 31, 2022.

3.	Prior period numbers have been re-arranged wherever necessary

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

Summary balance sheet

(₹ in crore)

	31-Dec-21	31-Mar-22	30-Sep-22	31-Dec-22
	Unaudited	Audited	Unaudited	Unaudited
Capital and liabilities
Capital	1,389	1,390	1,394	1,396
Employee stock options outstanding	197	266	510	635
Reserves and surplus	161,483	168,856	180,603	189,238
Deposits	1,017,467	1,064,572	1,090,008	1,122,049
Borrowings (includes subordinated debt)	109,585	107,231	129,934	130,550
Other liabilities	64,075	68,983	86,225	77,880
Total capital and liabilities	1,354,196	1,411,298	1,488,674	1,521,748

Assets
Cash and balances with Reserve Bank of India	141,580	109,523	67,095	62,281
Balances with banks and money at call and short notice	39,329	58,300	57,818	60,190
Investments	284,823	310,241	333,031	337,050
Advances	813,992	859,020	938,563	974,047
Fixed assets	9,156	9,374	9,510	9,575
Other assets	65,316	64,840	82,657	78,605
Total assets	1,354,196	1,411,298	1,488,674	1,521,748
1.	Prior period figures have been re-grouped/re-arranged wherever necessary

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, and the impact of the Covid-19 pandemic which could result in fewer business opportunities, lower revenues, and an increase in the levels of non-performing assets and provisions, depending inter alia upon the period of time for which the pandemic extends, the remedial measures adopted by governments and central banks, and the sustenance of economic activity at normal levels after the pandemic, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Abhinek Bhargava at abhinek.bhargava@icicibank.com or Nitesh Kalantri nitesh.kalantri@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 82.73

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 21, 2023	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager